Exhibit 99.8

August 31, 2006

Mr. Mark Mandelbaum
Mr. Barry Fenton
Lanterra Realty Inc.
3625 Dufferin Street
Suite 230
Toronto, ON  M3K 1N4

Re:	Agreement of Purchase and Sale – Dated June 26, 2006 – between Domgroup Ltd. (Domgroup) and Lanterra Realty Inc. (Lanterra) for 770 Lawrence Avenue West and 3087-3101 Dufferin Street

Dear Sirs;

Thank you for taking the time to meet with us yesterday to review your findings in due diligence and propose the waiver of your conditions with some amendments.

We have considered your proposal and propose the following amendments to the Agreement of Purchase and Sale for your consideration:

(1)	The Closing Date shall be October 31, 2006.

(2)	The VTB Mortgage as outlined in subsection 3.4 of the offer is hereby amended as follows:

(i)	The term of the mortgage shall be three (3) years;

(ii)
The interest rate on the mortgage shall (subject to (iii) below) be 0% for the first two years, and 4.95% for the third year, with such interest compounded semi-annually, interest to be calculated and payable quarterly, incorporating the standard charge terms filed as 200033 and further subject to the term and provisions listed in Schedule J attached to the Agreement of Purchase and Sale;

(iii)	It is agreed that should Lanterra begin construction of its redevelopment of the property, the VTB Mortgage shall become due and payable within thirty (30) days of such construction start;

(iv)
Domgroup agrees to postpone said VTB Mortgage to a charge on the property in favour of Goldman Investments Limited/Estate of Max Glazer (in an amount not to exceed $4,000,000.00), such charge to be granted in connection with the buyout of the Shoppers Drug Mart land lease, provided that such land lease is terminated on Closing, any registrations in respect thereof are deleted from title to the property on Closing, and the Shoppers Drug Mart Sublease becomes a direct lease between the owner of the property and the tenant thereunder;

(3)
It is agreed that Domgroup shall lease an area of 5,000 square feet to Lanterra for a payment of $1.00 per square foot between the Due Diligence Date and the Closing Date.  Lanterra shall be permitted to use such space for any uses permitted by applicable laws, provided that such uses do not contravene any restrictions in any leases with any other tenants at the property, and Lanterra shall be permitted to sublet such space without Domgroup's consent.  The space shall be "as is", non-demised in the 770 Lawrence Avenue West building and Lanterra shall be responsible for all costs of leaseholds, code compliance and other costs associated with such lease.

Lanterra shall have adequate insurance for the premises and shall execute a short form of lease with Domgroup;

(4)
It is agreed that the Due Diligence Date shall be August 31, 2006, and that any deliveries made by Domgroup to Lanterra after the delivery of this letter shall be deemed to have been delivered after the Due Diligence Date.

(5)
Lanterra acknowledges receipt of a lease amending agreement, made as of May 1, 2006,  in respect of the Lease in favour of IKOR Integrated Facilities Inc., and Domgroup, confirms that, notwithstanding the provisions of Section 7.3 of the Agreement of Purchase and Sale, it has not entered into any other Contracts, Leases or Permitted Encumbrances in respect of the Property since June 28, 2006, and will not enter into any other Contracts, Leases or Permitted Encumbrances in respect of the Property between the Due Diligence Date and the Closing Date, without the prior approval of Lanterra, provided that the requirement for the approval of Lanterra shall not apply in the event that Domgroup is bound to enter into the relevant new Lease on specified terms and conditions pursuant to a lease, agreement or offer in existence prior to June 28, 2006;

(6)
On Closing Domgroup will assign to Lanterra, without representation or warranty, all of Domgroup's right, title and interest, if any, in, to and under warranties and/or guarantees, if any, that entitle Domgroup to any rights against a contractor or supplier now or heretofore engaged in the construction, maintenance or servicing of the Property or any part of the Property and which are assignable.

(7)
Domgroup and Lanterra hereby agree that, notwithstanding the notice provisions in the Agreement of Purchase and Sale, this letter, if delivered today by fax, courier or e-mail, shall be deemed to have been received by Lanterra today, and Lanterra's acceptance of this letter, and delivery of the Satisfaction Notice, shall be deemed to have been received by Domgroup today if sent to Domgroup by fax, courier or e-mail today.

Should you be in agreement with these changes, please sign below and return a copy of this letter and the Satisfaction Notice, which is attached hereto.

Yours very truly,

DOMGROUP LTD.

Per:	/s/ Randy Benson
Name: Randy Benson
Title: President and Secretary

Agreed and accepted this 31st day of August, 2006

LANTERRA REALTY INC.

Per:	/s/ Barry Fenton
Name: Barry Fenton
Title: